8/21

Follow-Up Materials

07028958

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
JAN 09 2008
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00001 FISCAL YEAR:

(03/94)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2007
WASH, D.C.
190

RECEIVED
2007 AUG 21 A 9:05

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2007
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2007, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
CAD	300,000,000	Zero Coupon	39.106	5-Apr-07	5-Apr-2027
NZD	87,000,000	6.95	100.00	12-Apr-07	14-Oct-2009
AUD	22,000,000	5.82	100.00	12-Apr-07	14-Apr-2010
USD	50,000,000	4.95	100.00	26-Apr-07	29-Apr-2008
USD	100,000,000	4.98	100.00	27-Apr-07	29-Apr-2008
USD	25,000,000	Callable Zero Coupon	100.00	27-Apr-07	27-Apr-2037
CAD	700,000,000	4.25	99.757	14-May-07	2-Dec-2012
INR	1,500,000,000	8.25	100.035	15-May-07	15-May-2017
MXN	2,250,000,000	7.50	97.435	22-May-07	5-Dec-2024
NZD	400,000,000	7.25	99.465	24-May-07	24-May-2012
USD	15,000,000	Callable Zero Coupon	100.00	8-June-07	8-June-2037
USD	15,000,000	Callable Zero Coupon	100.00	11-June-07	11-June-2037
ZAR	35,000,000	8.40	100.00	19-June-07	17-June-2009
ISK	10,000,000,000	13.00	100.90	20-June-07	20-June-2008
MXN	4,000,000,000	7.50	97.142, plus 37 days' accrued interest	28-June-07	5-Dec-2024

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2007
(Unaudited)

TABLE OF CONTENTS

JUNE 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction	3
Financial Statement Reporting	3
Financial Overview	3
Capital Adequacy	4
Condensed Balance Sheets	5
Loan Portfolio	5
Investment Portfolio	5
Borrowing Portfolio	5
Equity	5
Results of Operations	5
Commitments	6
Guarantees	6
Contractual Obligations	6
Other Developments during the Quarter	7

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

Condensed Balance Sheet	9
Condensed Statement of Income (Loss) and Retained Earnings	10
Condensed Statement of Comprehensive Income (Loss)	10
Condensed Statement of Cash Flows	11
Condensed Notes to Financial Statements	12

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2007

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 9, 2007, which includes the Ordinary Capital Financial Statements for the year ended December 31, 2006. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income (Loss) and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW
During the first six months of 2007, the Bank approved 29 loans totaling $3.8 billion as compared to 25 loans that totaled $1.8 billion during the same period in 2006. The Bank issued bonds for a total face amount of $3.7 billion equivalent (2006 - $3.3 billion) that generated proceeds of $3.5 billion equivalent (2006 - $3.2 billion) and had an average life of 9.8 years (2006 - 6.2 years).

Operating Income during the first six months of 2007 was $352 million, $21 million higher than last year. The increase was mainly due to an increase in net interest income ($62 million), partially offset by a reduction in the credit for loan and guarantee losses ($25 million), and an increase in non-interest expense ($19 million). Also, during the six-month period ended June 30, 2007, there was a negative net currency translation adjustment of $18 million on the Bank's net assets, mostly due to a depreciation of the Japanese yen, substantially offset by an appreciation of the euro, against the United States dollar compared to a positive net currency translation adjustment of $197 million for the same period in 2006.

The Effects of SFAS 133 and currency transaction adjustments for the first six months of 2007 amounted to a decrease in income of $724 million (2006 - $683 million). The decrease in income is attributed to a decrease in fair value of borrowing and lending swaps due to higher long-term interest rates (2007 - $728 million; 2006 - $736 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of the increase in long-term interest rates during the last two years. Although such decrease in value is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not currently recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006
Lending Summary			
Loans approved	$ 3,753	$ 1,849	$ 5,381
Undisbursed portion of approved loans	17,479	16,327	16,080
Gross disbursements	2,025	2,446	6,088
Net disbursements	(814)	(217)	(2,527)
Income Statement Data			
Operating income	$ 352	$ 331	$ 627
Effects of SFAS 133 and currency transaction adjustments	(724)	(683)	(384)
Net (loss) income	(372)	(352)	243
Returns and Costs, after swaps			
Return on average loans outstanding	5.40%	5.12%	5.22%
Return on average liquid investments	4.70%	4.14%	4.39%
Average cost of borrowings outstanding during the period	4.82%	4.65%	4.78%

	June 30, 2007	June 30, 2006	December 31, 2006
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 17,436	$ 13,877	$ 16,051
Loans outstanding	45,025	48,324	45,932
Borrowings outstanding [(2)], after swaps	44,334	44,483	43,550
Total equity	19,419	18,577	19,808
Total-Equity-to-Loans Ratio (TELR)	42.3%	38.4%	40.8%

(1) Net of Receivable/Payable for investment securities sold/purchased.
(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR.[3] According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. For the first semester of 2007, the Board of Executive Directors maintained the loan charges at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges, while still considering options for the use of equity when the TELR exceeds 38%.

The income from loan charges, combined with the income generated from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. During the first semester of 2007, the TELR increased from 40.8% at the end of last year to 42.3%. The increase was mainly due to the combination of an increase in equity resulting from operating income and a reduction of $0.7 billion in loan balances (mostly due to loan prepayments) and net guarantee exposure.

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, Postretirement benefit assets and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	Six months ended June 30,		December 31,
	2007	2006	2006
Equity used in TELR	$ 19,261	$ 18,638	$ 18,831
Loans outstanding and net guarantee exposure	$ 45,523	$ 48,523	$ 46,199
TELR	**42.3%**	**38.4%**	**40.8%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of limitations, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2007, over 97% was sovereign-guaranteed. At June 30, 2007, the total volume of outstanding loans was $45.0 billion, $0.9 billion lower than the $45.9 billion at December 31, 2006. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($2.8 billion, including prepayments of $0.6 billion) than disbursements ($2.0 billion).

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $1.4 billion during the first six months of 2007, which was mainly attributable to a higher level of loan collections than disbursements of $0.8 billion, a positive currency translation adjustment of $0.2 billion and cash flows from operating activities.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $784 million compared with December 31, 2006, primarily due to a decrease in the value of the borrowing swaps ($832 million), partially offset by a larger amount of bond maturities than new issues ($68 million).

Equity: Total equity at June 30, 2007 was $19.4 billion, compared with $19.8 billion at December 31, 2006, reflecting the net loss for the period ($372 million, including a negative effect of SFAS 133 and currency transaction adjustments of $724 million), and negative currency translation adjustments of $18 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2007, Operating Income was $21 million higher than the same period last year due to an increase in net interest income, partially offset by an increase in net non-interest expense and a lower credit for loan and guarantee losses.

Net interest income, comprised of income on loans and investments less borrowing expenses, increased $62 million during the first six months of 2007 compared with the same period in 2006, primarily due to an increase in the income contribution of the Bank's cost free equity funds, slightly higher loan rates and the termination of the risk mitigation feature of the Single Currency Facility LIBOR loans, all of which were partially offset by a decrease in the average balance of emergency loans, which generate a margin of 4%. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the six months ended June 30, 2007 and 2006 and the year ended December 31, 2006 are shown in **Table 3**.

During the first six months of 2007, the Bank had a credit for loan and guarantee losses of $12 million compared with a credit for loan and guarantee losses of $37 million during the first six months of 2006, mainly due to improvements in the non-sovereign-guaranteed loans portfolio risk and the partial collection of a private sector impaired loan in 2006.

Net non-interest expense increased $19 million during the period mainly due to a decrease in the share of administrative expenses charged to the FSO ($13 million), and increases in salaries and benefits ($7 million) and pension costs ($6 million), partially offset by a decrease in depreciation expense ($7 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30, 2007	Six months ended June 30, 2006
Loan interest income	$ 1,193	$ 1,199
Investment income	375	274
	1,568	1,473
Less:		
Borrowing expenses	1,032	999
Net interest income	536	474
Other loan income	17	14
Other expenses:		
Credit for loan and guarantee losses	(12)	(37)
Net non-interest expense	213	194
Total	201	157
Operating Income	$ 352	$ 331

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2007		Six months ended June 30, 2006		Year ended December 31, 2006	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 45,181	5.32	$ 47,758	5.06	$ 47,207	5.16
Liquid investments	16,387	4.70	13,527	4.14	14,226	4.39
Total earning assets	61,568	5.15	61,285	4.86	61,433	4.98
Borrowings	43,024	4.82	43,305	4.65	43,314	4.78
Interest rate spread		0.33		0.21		0.20
Net interest margin [2]		1.76		1.56		1.60

(1) Excludes loan fees.

(2) Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees either with a sovereign counter-guarantee for public sector operations or without a sovereign counter-guarantee for operations to private sector or sub-national entities. During the six months ended June 30, 2007, the Bank approved three guarantees without sovereign counter-guarantee in the amount of $700 million compared to one guarantee for $75 million during the six months ended June 30, 2006. In addition, the Bank authorized seven guarantee credit lines in the aggregate amount of $150 million and increased by $9 million an already existing credit line under its non-sovereign-guaranteed Trade Finance Facilitation Program. There were no guarantees approved with a sovereign counter-guarantee (one for $60 million in the six months ended June 30, 2006).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2007, undisbursed loans amounted to $17,479 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.6 years with contractual maturity dates through 2037.[5]

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2006 is presented in Appendix I-5 to the December 31, 2006 financial statements.

OTHER DEVELOPMENTS DURING THE QUARTER

The Bank's realignment process continued during the second quarter. Changes in the Bank's Basic Organization approved by the Board of Executive Directors, including the creation of three new Vice Presidencies (the Vice Presidency for Countries, the Vice Presidency for Sectors and Knowledge, and the Vice Presidency for Private Sector and Non-Sovereign Guaranteed Operations), became effective July 1, 2007. It is estimated that realignment costs will be between $75 million and $100 million, that are expected to be recovered through cost savings resulting from future efficiency gains.

On March 15, 2007, the Board of Governors approved 100% debt relief for Bolivia, Guyana, Haiti, Honduras and Nicaragua on loan balances outstanding as of December 31, 2004, from the FSO. Haiti would qualify once it reaches completion point for the Enhanced HIPC Initiative. Under this agreement, the FSO is forgiving approximately $3.4 billion in principal payments, including approximately $0.4 billion for Haiti, and $1.0 billion of future interest payments. During the second quarter of 2007, the FSO wrote off loan balances of approximately $3 billion as part of the implementation of this initiative. This write-off does not have an impact on the Ordinary Capital financial statements. For further information refer to the FSO section in the 2006 Information Statement.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30, 2007 (Unaudited)		December 31, 2006	
ASSETS				
Cash and investments				
Cash	$ 246		$ 276	
Investments				
Trading	14,018		12,278	
Held-to-maturity	3,648	$ 17,912	3,543	$ 16,097
Loans outstanding	45,025		45,932	
Allowance for loan losses	(55)	44,970	(90)	45,842
Receivable from members		414		418
Receivable from currency and interest rate swaps		2,360		1,887
Postretirement benefit assets		856		863
Receivable from investment securities sold		-		60
Other assets		1,278		1,308
Total assets		$ 67,790		$ 66,475
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 45,631		$ 44,688
Payable for currency and interest rate swaps		1,055		752
Payable for investment securities purchased		479		47
Amounts payable to maintain value of currency holdings		426		315
Other liabilities		780		865
Total liabilities		48,371		46,667
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,070		14,442	
Accumulated other comprehensive income	1,009	19,419	1,026	19,808
Total liabilities and equity		$ 67,790		$ 66,475

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)		(Unaudited)	
Income				
Loans	$ 606	$ 585	$ 1,210	$ 1,213
Investments	188	142	375	274
Other	6	2	11	4
Total income	800	729	1,596	1,491
Expenses				
Borrowing expenses, after swaps	501	510	1,032	999
Provision (credit) for loan and guarantee losses	(15)	1	(12)	(37)
Administrative expenses	117	105	215	190
Special programs	4	2	9	8
Total expenses	607	618	1,244	1,160
Income before SFAS 133 and currency transaction adjustments	193	111	352	331
Effects of SFAS 133 and currency transaction adjustments	(648)	(372)	(724)	(683)
Net loss	(455)	(261)	(372)	(352)
Retained earnings, beginning of period	14,525	14,108	14,442	14,199
Retained earnings, end of period	$ 14,070	$ 13,847	$ 14,070	$ 13,847

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(Expressed in millions of United States dollars)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)		(Unaudited)	
Net loss	$ (455)	$ (261)	$ (372)	$ (352)
Other comprehensive income (loss)				
Translation adjustments	(61)	160	(18)	197
Reclassification to income - cash flow hedges	1	3	2	5
Total other comprehensive income (loss)	(60)	163	(16)	202
Comprehensive loss	$ (515)	$ (98)	$ (388)	$ (150)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$(2,025)	$ (2,446)
Loan collections (net of participations)	2,839	2,663
Net cash provided by lending activities	814	217
Gross purchases of held-to-maturity investments	(1,214)	(938)
Gross proceeds from maturities of held-to-maturity investments	1,236	1,157
Miscellaneous assets and liabilities	(14)	(16)
Net cash provided by lending and investing activities	822	420
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	3,423	3,168
Repayments	(2,842)	(3,965)
Short-term borrowings, net	(649)	(26)
Collections of receivable from members	4	7
Net cash used in financing activities	(64)	(816)
Cash flows from operating activities		
Gross purchases of trading investments	(7,034)	(9,899)
Gross proceeds from sale or maturity of trading investments	5,781	9,997
Loan income collections	1,231	1,198
Interest and other costs of borrowings, after swaps	(970)	(914)
Income from investments	395	264
Other income	11	4
Administrative expenses	(201)	(179)
Special programs	(5)	(2)
Net cash (used in) provided by operating activities	(792)	469
Effect of exchange rate fluctuations on cash	4	(1)
Net (decrease) increase in cash	(30)	72
Cash, beginning of year	276	223
Cash, end of period	$ 246	$ 295

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2006 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements; this pronouncement is effective for the Bank beginning in 2008. Management believes that the provisions of this standard will not have a material impact on the Bank's financial position and results of operations.

In addition, in February 2007, the FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Liabilities". The objective of SFAS 159 is to mitigate volatility in reported earnings by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. The Bank is currently assessing the impact of this standard on its financial statements, which is effective for the Bank on January 1, 2008.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 92% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors.

For the first semester of 2007, the Board of Executive Directors maintained the loan charges at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges.

Nonaccrual and impaired loans and allowance for loan losses: At June 30, 2007 and December 31, 2006, all loans were performing except for certain private sector loans, which were classified as impaired.

The following table provides financial information related to impaired loans as of June 30, 2007 and December 31, 2006 (in millions):

	2007 (Unaudited)	2006
Recorded investment at end of period..................	$ 10	$ 66
Allowance for loan losses........	-	19
Average recorded investment during period......................	46	117

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and the six months ended June 30, 2007 and 2006 is as follows (in millions):

	Three months ended June 30, 2007	2006
	(Unaudited)	
Loan income recognized..........................	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period.......................................	2	2

	Six months ended June 30,	
	2007	2006
	(Unaudited)	
Loan income recognized	$ 4	$ 9
Loan income that would have been recognized on an accrual basis during the period	3	7

The changes in the allowance for loan and guarantee losses for the six months ended June 30, 2007 and the year ended December 31, 2006 were as follows (in millions):

	2007	2006
	(Unaudited)	
Balance, beginning of year	$ 104	$ 188
Credit for loan and guarantee losses	(12)	(48)
Non-sovereign-guaranteed loans:		
Write-offs	(21)	(42)
Recoveries	-	6
Balance, end of period	$ 71	$ 104
Composed of:		
Allowance for loan losses	$ 55	$ 90
Allowance for guarantee losses[1]	16	14
Total	$ 71	$ 104

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of June 30, 2007, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1.2 billion ($512 million as of December 31, 2006), and a guarantee with sovereign counter-guarantee of $60 million ($60 million as of December 31, 2006).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. As of June 30, 2007, 27 guarantee credit lines totaling $582 million had been authorized under this Program ($423 million as of December 31, 2006).

As of June 30, 2007, guarantees of $615 million ($379 million as of December 31, 2006) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $59 million ($61 million as of December 31, 2006) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 18 years, except for trade related guarantees that have maturities of up to three years. As of June 30, 2007, no guarantees provided by the Bank have ever been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income (Loss) and Retained Earnings for the three months and the six months ended June 30, 2007 and 2006 comprise the following (in millions):

	Three months ended June 30,	
	2007	2006
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 795	$ 214
Interest rates	(651)	(393)
Total change in fair value of derivatives	144	(179)
Currency transaction losses on borrowings	(805)	(204)
Change in fair value of hybrid borrowings	1	(1)
Amortization of borrowing and loan basis adjustments	13	15
Reclassification to income - cash flow hedges	(1)	(3)
Total	$ (648)	$ (372)

	Six months ended June 30,	
	2007	2006
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 921	$ (140)
Interest rates	(728)	(736)
Total change in fair value of derivatives	193	(876)
Currency transaction (losses) gains on borrowings	(944)	161
Change in fair value of hybrid borrowings	1	4
Amortization of borrowing and loan basis adjustments	28	33
Reclassification to income - cash flow hedges	(2)	(5)
Total	$ (724)	$ (683)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2007, positive exchange rate changes affecting the value of borrowing swaps amounting to $921 million (2006 – negative $140 million) offset currency transaction losses on borrowings of $944 million (2006 – gains of $161 million).

NOTE E – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices.

The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2007 amounted to $25 million (2006 – $25 million). As of June 30, 2007, the estimate of contributions expected to be paid to the Plans during 2007 was $34 million, $3 million lower than the amount disclosed in the December 31, 2006 financial statements. Estimated contributions expected to be paid to the PRBP remained unchanged at $16 million. Contributions for 2006 amounted to $35 million and $16 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income (Loss) and Retained Earnings. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months and the six months ended June 30, 2007 and 2006 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Service cost	$ 15	$ 15	$ 29	$ 29
Interest cost	33	28	66	56
Expected return on plan assets	(39)	(35)	(77)	(70)
Amortization of prior service cost	1	-	1	1
Net periodic benefit cost	$ 10	$ 8	$ 19	$ 16
Of which:				
ORC's share	$ 8	$ 6	$ 16	$ 13
FSO's share	$ 2	$ 2	$ 3	$ 3

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Service cost	$ 8	$ 8	$ 16	$ 16
Interest cost	13	11	27	22
Expected return on plan assets	(15)	(14)	(30)	(28)
Amortization of prior service cost	1	1	1	1
Net periodic benefit cost	$ 7	$ 6	$ 14	$ 11
Of which:				
ORC's share	$ 6	$ 5	$ 12	$ 9
FSO's share	$ 1	$ 1	$ 2	$ 2

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2007 and 2006, loans made to or guaranteed by two countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Six months ended June 30,	
	2007	2006
Brazil	$ 288	$ 255
Argentina	234	233

END